SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: August, 2012                                                                                       Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

44 King Street West, Scotia Plaza 8th floor, Toronto, Ontario, M5H 1H1

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statements on Form S-8 (File No. 333-177640) and Form F-9 (File No. 333-179383) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: August 30, 2012	By:	/s/ Deborah M. Alexander
Name: Deborah M. Alexander
Title: Executive Vice-President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Share Purchase Agreement, dated as of August 29, 2012, by and among The Bank of Nova Scotia, ING Bank N.V. and ING Direct N.V.